UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

    CELLU TISSUE HOLDINGS, INC.

(Name of Issuer)

    COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

    151169 109

(CUSIP Number)

Michael S. Gadd

Vice President, General Counsel and Corporate Secretary

Clearwater Paper Corporation

601 W. Riverside Avenue, Suite 1100

Spokane, Washington 99201

(509) 344-5900

copies to:

Blair W. White

Justin D. Hovey

Pillsbury Winthrop Shaw Pittman LLP

P.O. Box 7880

San Francisco, CA 94120

Telephone: (415) 983-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    September 15, 2010

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151169 109
1.	NAMES OF REPORTING PERSONS CLEARWATER PAPER CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,093,446 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,093,446 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON CO

(1)	Assumes 20,186,892 shares outstanding as of September 14, 2010, as represented by the issuer in the Merger Agreement (as defined below).

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Cellu Tissue Holdings, Inc., a Delaware corporation (the “Cellu Tissue”). The principal executive offices of Cellu Tissue are located at 1855 Lockeway Dr., Suite 501, Alpharetta, GA 30004.

Item 2.	Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by Clearwater Paper Corporation., a Delaware corporation (“Clearwater Paper”). The address of its principal office is 601 W. Riverside Avenue, Suite 1100, Spokane, Washington 99201. Clearwater Paper is a producer of private label tissue and paperboard products in the United States. Clearwater Paper’s private label tissue products such as facial and bath tissue, paper towels and napkins, are used at home and are principally sold in grocery stores in the United States. Clearwater Paper’s paperboard is sold in the high-end segment of the packaging industry and it is ultimately used by its customers to make packaging for products ranging from liquids to pharmaceuticals to consumer goods packaging, all of which demand high quality construction and print surfaces for graphics. Clearwater Paper is vertically integrated and produces a significant amount of the pulp required in its tissue and paperboard businesses. Clearwater Paper also manufactures wood products, including high-grade cedar and lumber products for construction.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Clearwater Paper (collectively, the “Schedule A Persons”), in each case as of the date hereof.

(d) and (e) During the last five years, neither Clearwater Paper nor, to the knowledge of Clearwater Paper, any of the Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 15, 2010, Clearwater Paper entered into the Voting Agreement (as defined and described in Item 4 below) with the Stockholders (as defined and described in Item 4 below) as a condition and inducement to Clearwater Paper entering into the Merger Agreement (as defined and described in Item 4 below). Clearwater Paper did not use any funds or pay any additional consideration to acquire the rights under the Voting Agreement. Clearwater Paper intends to fund the Merger consideration and the refinancing of approximately $255 million of Cellu Tissue’s debt from working capital assets and $350 million of debt financing. Clearwater Paper obtained a commitment letter, dated as of September 15, 2010, from Banc of America Bridge LLC and Banc of America Securities LLC, with respect to $300 million of senior unsecured loans.

For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(b) On September 15, 2010, Clearwater Paper, Cellu Tissue and Sand Dollar Acquisition Corporation, a wholly-owned subsidiary of Clearwater Paper (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction of certain conditions, Merger Sub will merge with and into Cellu Tissue (the “Merger”). As a result of the Merger, Merger Sub will cease to exist and Cellu Tissue will survive as a wholly-owned subsidiary of Clearwater Paper (the “Surviving Corporation”).

Upon the consummation of the Merger, each outstanding Share, other than any Shares owned by Clearwater Paper or Merger Sub, by Cellu Tissue as treasury stock, or by any stockholders who are entitled to, and who properly exercise, appraisal rights under Delaware law, will be converted into the right to receive $12.00 in cash without interest.

The completion of the Merger is subject to customary conditions, including without limitation, (i) the approval of the Merger by Cellu Tissue’s stockholders and (ii) expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Concurrently with the execution of the Merger Agreement, Clearwater Paper, entered into a Voting Agreement, dated as of September 15, 2010 (the “Voting Agreement”), with Weston Presidio V, L.P., Russell C. Taylor, Taylor Investment Partners and Chipping Wood Fund, LLC (collectively, the “Stockholders”), pursuant to which each Stockholder has agreed to vote all of the Shares beneficially owned by such Stockholder: (a) in favor of the adoption and approval of the Merger Agreement; (b) against any action or agreement that would result in any of the conditions contained in ARTICLE VII of the Merger Agreement not being fulfilled or satisfied; and (c) against any Acquisition Proposal (as defined in the Merger Agreement) or Alternative Acquisition Agreement (as defined in the Merger Agreement) and against any other action, agreement or transaction involving Cellu Tissue or any of its subsidiaries that is intended, or would reasonably be expected to, materially impede, interfere with or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by Cellu Tissue of its obligations under the Merger Agreement or by such Stockholder of such Stockholder’s obligations under the Voting Agreement.

Each Stockholder represented to Clearwater Paper in the Voting Agreement that it beneficially owns the following number of Shares as of September 15, 2010 Weston Presidio V, L.P. – 9,911,317 Shares; Russell C. Taylor – 46,259 Shares; Taylor Investment Partners – 618,472 Shares; and Chipping Wood Fund, LLC – 691,741 Shares. Clearwater Paper understands that Taylor Investment Partners and Chipping Wood Fund, LLC are controlled by Russell C. Taylor, who is the President and Chief Executive Officer of Cellu Tissue.

The aggregate number of Shares covered by the Voting Agreement is 11,267,789 Shares or approximately 55.8% of the issued and outstanding Shares (based upon Cellu Tissue’s representation in the Merger Agreement that there were 20,186,892 Shares issued and outstanding as of September 14, 2010). However, the aggregate number of Shares that the Stockholders have committed to vote as provided above is subject to adjustment in two circumstances.

First, in the event that Clearwater Paper is deemed to be the beneficial owner of the shares covered by the Voting Agreement and such beneficial ownership would constitute (i) a “Change of Control” (as defined in the Indenture, dated as of June 3, 2009, by and among Cellu Tissue, its subsidiaries named therein as subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Indenture”)) or (ii) a “Change in Control” (as defined in the Credit Agreement, dated as of June 12, 2006, as amended through December 4, 2009, by and among Cellu Tissue, certain subsidiaries of Cellu Tissue named therein, the lenders named therein, JPMorgan Chase Bank, N.A., as US Administrative Agent, and JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent (the “Credit Agreement”)), then the obligations of each Stockholder under the Voting Agreement shall be reduced proportionately such that the provisions of the Voting Agreement would not result in a “Change of Control” under the Indenture or a “Change in Control” under the Credit Agreement. A Change of Control under the Indenture and a Change in Control under the Credit Agreement would occur if Clearwater Paper acquired beneficial ownership of more than 50% of the outstanding Shares. Clearwater Paper disclaims that it has or shares voting or investment power over the Shares covered by the Voting Agreement and therefore disclaims beneficial ownership of such Shares. In the event that Clearwater Paper is deemed to be the beneficial owner of such Shares, however, then under the terms of the Voting Agreement, the aggregate number of Shares covered by the Voting Agreement would be reduced (proportionately for each Stockholder) to an aggregate of 50% of all issued and outstanding Shares of Cellu Tissue. This Schedule 13D assumes that Clearwater Paper beneficially owns the Shares covered by the Voting Agreement and accordingly gives effect to the provisions of the Voting Agreement that would reduce the obligations of the Stockholders under the Voting Agreement.

Second, in the event that there is any Change of Recommendation (as defined in the Merger Agreement) pursuant to Section 6.4(c) of the Merger Agreement other than in connection with an Acquisition Proposal, then the aggregate number of Shares that the Stockholders collectively would be obligated to vote as provided above would equal 25% of the outstanding Shares on the relevant record date, and each Stockholder would be obligated to vote the remaining Shares beneficially owned by such Stockholder in a manner proportionate to the votes of all other holders of Shares (other than the Stockholders) on such matter (with abstentions and non-votes counting as votes against the matter).

The Voting Agreement provides that each Stockholder and such Stockholder’s affiliates and representatives shall not directly or indirectly through another person (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any information or data to any person relating to Cellu Tissue or any of its subsidiaries, or afford to any person access to the business, properties, assets or personnel of Cellu Tissue or any of its subsidiaries in connection with, or otherwise cooperate with any person with respect to, an Acquisition Proposal, or (iii) enter into any Alternative Acquisition Agreement. Notwithstanding the provision described in the preceding sentence, the Voting Agreement provides that a Stockholder may participate in discussions or negotiations with respect to an Acquisition Proposal if Cellu Tissue is permitted to take the actions described in paragraphs (b) and (c) of Section 6.4 of the Merger Agreement, so long as such Stockholder’s breach of the provisions described in this paragraph did not result in the right to so participate.

The Voting Agreement also provides that each Stockholder shall not Transfer (as defined in the Voting Agreement) any of such Stockholder’s Shares beneficially owned as of September 15, 2010, unless such Transfer is a Permitted Transfer (as defined in the Voting Agreement). The commitments to vote Shares under the Voting Agreement also apply to any Shares acquired by a Stockholder after the date of the Voting Agreement.

Pursuant to the Voting Agreement, each Stockholder irrevocably appointed as its proxy and attorney-in-fact, Gordon L. Jones, the Chief Executive Officer of Parent, Linda K. Massman, the Chief Financial Officer of Parent, and Michael S. Gadd, the General Counsel and Corporate Secretary of Parent, and any individual who shall hereafter succeed any such persons, to vote or execute written consents with respect to such Stockholder’s Shares (or portion thereof if the Shares subject to the Voting Agreement have been reduced as provided above) in accordance with the voting commitments described above at any annual or special meetings of stockholders of Cellu Tissue (or adjournments thereof) at which any matter referred to above is to be considered; provided however, that such Stockholder’s grant of the proxy is effective if, and only if, such Stockholder has not delivered to the Secretary of Cellu Tissue at least ten business days prior to the meeting at which any of the matters referred to above is to be considered a duly executed proxy card directing that the Shares of such Stockholder be voted in accordance with the voting commitments described above.

The Voting Agreement terminates upon the earliest to occur of (i) termination of the Merger Agreement in accordance with its terms, (ii) upon any waiver, amendment or modification of the Merger Agreement that reduces the amount of, or changes the form or type of, consideration to be received by holders of Shares in the Merger, and (iii) 11:59 p.m. on January 31, 2011 (unless otherwise agreed).

One of the Stockholders, Weston Presidio V, L.P. (“Weston”), is party to that certain Shareholders’ Agreement of Cellu Tissue Holdings, Inc., dated as of January 27, 2010 (the “Shareholders’ Agreement”), pursuant to which it was agreed that specified actions, which would include the Merger, require the approval of Weston. Under the Voting Agreement, Weston has agreed to deliver the required approval under the Shareholders’ Agreement to Cellu Tissue with respect to the Merger and further agreed to grant proxy authority to officers of Clearwater Paper to provide such approval in the event Weston fails to do so in accordance with the Voting Agreement.

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above. Pursuant to Section 1.5 of the Merger Agreement, from and after the effective time of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the Surviving Corporation, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. Gordon L. Jones, Linda K. Massman and Michael S. Gadd are currently the only directors of Merger Sub. The officers of Cellu Tissue immediately prior to the effective time of the Merger shall remain the officers of the Surviving Corporation, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Reference is made to Items 4(a)-(f) above. Pursuant to Section 1.4 of the Merger Agreement, at the effective time of the Merger, the certificate of incorporation and the bylaws of Cellu Tissue, as in effect immediately prior to the effective time, shall each be amended and restated in their entirety as set forth in Exhibit B and Exhibit C, respectively, to the Merger Agreement and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until amended.

(h) Reference is made to Items 4(a)-(g) above. Upon consummation of the Merger, the Shares will cease to be listed on The New York Stock Exchange.

(i) Not applicable.

(j) Other than as described in this Schedule 13D or in the Merger Agreement or the Voting Agreement, Clearwater Paper does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D or any similar matter. Clearwater Paper intends to continue to review Cellu Tissue and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel and other matters and to further consider, following consummation of the Merger, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

The foregoing descriptions of the Merger, the Merger Agreement and the Voting Agreement do not purport to be complete. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule 13D, and the Voting Agreement, which is Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D wherever references and descriptions of them appear.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Clearwater Paper does not own any Shares. However, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the Voting Agreement, Clearwater Paper may be deemed to share with each Stockholder the power to vote or to direct the voting of the Shares of such Stockholder covered by the Voting Agreement solely with respect to those matters described in the Voting Agreement.

Accordingly, Clearwater Paper may be deemed to be the beneficial owner of the Shares. As of June 10, 2010, there were an aggregate of 11,267,789 Shares that were beneficially owned by the Stockholders, which constitutes approximately 55.8% of the issued and outstanding Shares (based upon Cellu Tissue’s representation in the Merger Agreement that there were 20,186,892 Shares issued and outstanding as of September 14, 2010). As described in Item 4 of this Schedule 13D, if as a result of the Voting Agreement Clearwater Paper is the beneficial owner of the Shares covered by the Voting Agreement, then the Shares covered by the Voting Agreement are reduced (proportionately for each Stockholder) to an aggregate of 50% of the outstanding Shares.

Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, Clearwater Paper is not entitled to any rights as a stockholder of Cellu Tissue. Clearwater Paper disclaims beneficial ownership of the Shares covered by the Voting Agreement and nothing herein shall be construed as an admission that Clearwater Paper is the beneficial owner of such Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Clearwater Paper or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Other than the Shares that may be deemed to be beneficially owned by Clearwater Paper by virtue of the Voting Agreement, Clearwater Paper does not beneficially own any Shares.

To the knowledge of Clearwater Paper, none of the Schedule A Persons beneficially owns any Shares.

For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.

(c) Other than as described in this Schedule 13D, neither Clearwater Paper nor, to its knowledge, any Schedule A Person, has effected any transaction in Shares during the past 60 days.

(d) To Clearwater Paper’s knowledge, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein. Other than as described in this Schedule 13D and the agreements incorporated by reference herein and set forth as exhibits hereto, Clearwater Paper does not have, and, to the knowledge of Clearwater Paper, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of Cellu Tissue.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of September 15, 2010, by and among the Clearwater Paper Corporation (“Clearwater Paper”), Cellu Tissue Holdings, Inc., and Sand Dollar Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Clearwater Paper’s Current Report on Form 8-K filed on September 21, 2010).

Exhibit 2	Voting Agreement, dated as of September 15, 2010, by and among Clearwater Paper, Weston Presidio V, L.P., Russell C. Taylor, Taylor Investment Partners and Chipping Wood Fund, LLC (incorporated by reference to Exhibit 2.2 to Clearwater Paper’s Current Report on Form 8-K filed on September 21, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2010

CLEARWATER PAPER CORPORATION

By:	/s/ Michael S. Gadd
Michael S. Gadd, Corporate Secretary

Schedule A

Directors and Executive Officers of

Clearwater Paper Corporation

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Clearwater Paper Corporation. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o Clearwater Paper Corporation, 601 W. Riverside Avenue, Suite 1100, Spokane, Washington 99201.

Board of Directors

Name	Principal Occupation or Employment
Fredric W. Corrigan	Retired
Boh A. Dickey	Retired
Gordon L. Jones	Chairman, President, CEO
William D. Larsson	Retired
Michael T. Riordan	Retired
William T. Weyerhaeuser	Retired

Executive Officers

(Other than Directors)

Name	Principal Occupation or Employment
Thomas H. Carter	VP, Human Resources
Thomas A. Colgrove	VP, Pulp and Paperboard
Robert P. DeVleming	VP, Consumer Products
Michael S. Gadd	VP, General Counsel, Corp Sec.
Linda K. Massman	VP, Finance & CFO